Exhibit 99.3
Appendix 3C
Announcement of buy back

Rule 3.8A
Appendix 3C
Announcement of buy-back
(except minimum holding buy-back)
Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.
Name of entity
JAMES HARDIE INDUSTRIES N.V.
Incorporated in the Netherlands. The liability of members is limited
ABN
ARBN 097 829 895

We (the entity) give ASX the following information.
Information about buy-back

1	Type of buy-back	On-market

2	+Class of shares which is the subject of the buy-back (eg, ordinary/preference)	Ordinary shares/CUFS

3	Voting rights eg, one for one)	One for one

+ See chapter 19 for defined terms.

30/9/2001	Appendix 3C Page 1

Appendix 3C
Announcement of buy-back

4	Fully paid/partly paid and if partly paid, details of how much has been paid and how much is outstanding)	Fully paid

5	Number of shares in the +class on issue	467,695,751

6	Whether shareholder approval is required for buy-back	On 25 September 2006, shareholders approved the Company acquiring its own shares for a period of 18 months until 24 March 2008. Shareholders will be asked to renew this approval for a further 18 months on 17 August 2007.

7	Reason for buy-back	Capital management

8	Any other information material to a shareholder’s decision whether to accept the offer (eg, details of any proposed takeover bid)	Not applicable

+ See chapter 19 for defined terms.

Appendix 3C Page 2	30/9/2001

Appendix 3C
Announcement of buy-back

On-market buy-back

9	Name of broker who will act on the company’s behalf	To be advised later

10	Deleted 30/9/2001.

11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	Up to 46,769,575 ordinary shares/CUFS

12	If the Company intends to by back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	12 months

13	If the company intends to buy back shares if conditions are met - those conditions	Not applicable
Employee share scheme buy-back

14	Number of shares proposed to be bought back	Not applicable

15	Price to be offered for shares	Not applicable
Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	Not applicable

17	Number of shares proposed to be brought back	Not applicable

18	Price to be offered for shares	Not applicable

+ See chapter 19 for defined terms.

30/9/2001	Appendix 3C Page 3

Appendix 3C
Announcement of buy-back

Equal access scheme

19	Percentage of shares proposed to be bought back	Not applicable

20	Total number of shares proposed to be bought back if all offers are accepted	Not applicable

21	Price to be offered for shares	Not applicable

22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	Not applicable

+ See chapter 19 for defined terms.

Appendix 3C Page 4	30/9/2001

Appendix 3C
Announcement of buy-back

Compliance statement
1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date:	15 August 2007

(Director/Company secretary)

Print name:	Benjamin P. Butterfield

== == == == ==

+ See chapter 19 for defined terms.

30/9/2001	Appendix 3C Page 5